Exhibit (d)(5)

AMENDMENT NO. 2 TO THE

NON-DISCLOSURE AGREEMENT

This amendment No. 2 to the Non-Disclosure Agreement (the “Amendment No. 2”) is made and entered into effective as of 10 March, 2023 (the “Amendment No. 2 Effective Date”) by and between

F. Hoffmann-La Roche Ltd, with offices at Grenzacherstrasse 124, 4070 Basel, Switzerland (“Roche”), and

Poseida Therapeutics, Inc., with offices at 9390 Towne Centre Dr. Suite 200, San Diego, CA 92121 (“Company”).

WHEREAS, Roche and Company (the “Parties”) have previously entered into and executed a Non-Disclosure Agreement effective as of 9 March 2021, as amended by the Amendment No, 1 effective as of 19 November 2021 (collectively, the “Agreement”); and

WHEREAS, the Parties wish to amend the Agreement to allow for disclosure of Confidential Information (as defined in the Agreement) of a broader scope as defined in this Amendment No. 2 and to extend the time frame for disclosure of Confidential Information between the Parties for another two (2) years.

NOW, THEREFORE, the Parties hereby agree as follows:

1.	The first paragraph of Section 1(b) of the Agreement is replaced in its entirety as follows:

“Information” means confidential information which (A) with respect to Roche, consists of scientific, clinical, business and financial information, and material terms contained within term sheets and/or draft agreements between the parties and (B) with respect to Company, consists of information related to Company’sSuper Piggybac, site specific Super PiggyBac, Cas-Clover, Tal-Clover gene insertion and editing technologies, CAR-T tools and platforms, AAV, nanoRNA, polymersome and lipid nanoparticle delivery systems, and ornithine transcarbamylase, hemophilia and phenylketonuria, Sickle cell disease gene therapy programs , CAR-T and cell therapy program including P-BCMA-101, P-BCMA-ALLO1, P-BCMACD19-ALLO1, P-CD19CD20-ALLO1, P-CD70-ALLO1, P-CD7-ALLO1 and c-Kit programs, business and financial information, material terms contained within term sheets and/or draft agreements between the parties, and any other non-public information, whether scientific, clinical, business or financial in nature, relating directly or indirectly to Company’s business, and in each case, previously, presently or subsequently disclosed, provided or otherwise made available by either party or its Affiliates (the “Disclosing Party”) to the other party or its Affiliates (the “Receiving Party”) (a) provided in writing to the other party and marked “Confidential,” or (b) disclosed orally, visually, or in other intangible form, and confirmed in writing to the other party within thirty (30) days of such disclosure and specifying with particularity the non-written Information that is subject to this Agreement. Notwithstanding the foregoing, any information, whether or not marked or confirmed as confidential, shall be treated as Information, if it would readily be understood to be confidential by the receiving person given the nature of such information, the circumstances surrounding its disclosure, and the receiving person’s relevant knowledge and experience with respect to such information.

2.	The first sentence of Section 12 of the Agreement is herewith replaced in its entirety as follows:

The Agreement will expire two years (2) after the Amendment No. 2 Effective Date, unless earlier terminated upon written notice of either Party.

☐ Signature page follows ☐

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 2 to be executed by their duly authorized representatives.

F. Hoffmann-La Roche Ltd

Date:	5/2/2023	5/2/2023

By:	/s/ Avaleigh Milne	By:	/s/ Barbara Schroeder de Castro Lopes
Name:	Avaleigh Milne	Name:	Barbara Schroeder de Castro Lopes
Title:	Head of Business Development for pRED	Title:	Authorized Signatory

Poseida Therapeutics, Inc.,

Date:	5/1/2023

By:	/s/ Harry Leonhardt
Name:	Harry Leonhardt
Title:	General Counsel

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